Exhibit 99.1

NOTICE TO THE MARKET

The management of Gerdau S.A., in light of recent enquiries from market players and media reports regarding the transactions mentioned in the Material Fact disclosed on July 14, hereby reiterates that the Company has always been interested in concentrating the stake in its operational subsidiaries (Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau América Latina Participações S.A.), even though there is no contractual obligation to carry out these acquisitions.

To avoid incorrect interpretations, based on questions received by the Company’s Investor Relations department, we emphasize that the selling shareholders of the interests acquired are Itaú Unibanco S.A. and ArcelorMittal Netherlands BV, and hence these transactions are not with the controlling shareholder or related parties.

As for the timing and value of the transaction, we affirm that the acquisitions resulted from market opportunities and, in the management’s opinion, were carried out at appropriate prices, considering the economic valuations, financial instruments used, payment terms, the value gained through a more concentrated cash flow and the Company’s long-term vision.

Porto Alegre, July 17, 2015.

Harley Lorentz Scardoelli

Investor Relations Director